

January 31, 2011

Joel I. Wilson
Co-Chief Executive Officer
American Realty Funds Corporation
501 S. Euclid
Bay City, Michigan 48706

Re: American Realty Funds Corporation
Registration Statement on Form S-11
Amendment No. 1 Filed January 10, 2011
File No. 333-170888

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents

1.   We note you include pages F1-F9 in your Table of Contents, which appear to correspond to your Financial Statements as of September 30, 2010. We further note you do not include pages F1-F12, Financial Statements as of June 30, 2010, in your Table of Contents. Please revise your Table of Contents and/or your page numbers to clarify.

Summary, page 1

2.   Please include the disclosure required by Item 3 of Form S-11. For example, please include:

- A comparison in percentages of the securities held by non-affiliates to affiliates; and

- Compensation and benefits to be received, directly or indirectly, by affiliated persons.

3.   Please describe the types of residential real estate properties that were acquired by the company and describe these properties in greater detail in the business section.

4.   Please revise the summary to briefly discuss the land contracts and provide detailed disclosure of these contracts elsewhere in the prospectus such as the business section. Also revise the summary to discuss the key aspects of the offering, such as the company's intention to rely on installment plans in selling the properties (as disclosed on page 38) and to sell the properties to buyers who are generally unable to obtain mortgage financing from third-parties (as disclosed on 41). See Item 503(a) of Regulation S-K.

Risk Factors, page 6

5.   Please include a risk factor that discusses the credit risk of the buyers with whom the company enters into the land contracts and how this could impact the company's business.

6.   If applicable, please include a risk factor that discusses the company or its officers' lack of experience in evaluating a buyer's credit when entering into the land contracts.

Our officers have entered into material agreements …, page 9

7.   Please revise the risk factors subheading to disclose that the company has entered into material agreements with entities that are controlled by its officers, if this is correct. Also revise the summary risk factors on page 3 as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 23

8.   We note the disclosure on page 43 that Public Financial Services LLC received 1,200,000 warrants to purchase common shares. Please include the ownership of these securities pursuant to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act.

Management, page 30

9.   We note you provide a bulleted list of the positions held by each of your officers and your director. Please revise to briefly describe the business experience during the past five years of each director and executive officer. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 35

10.   We note your response to comment 13 in our letter dated December 30, 2010 in which you indicate that Mrs. Bosquet is your personal business advisor. We further note you indicate that the 1,040,000 shares you issued to Mrs. Bosquet had no basis or value when they were issued. We reissue our prior comment. Please revise your

disclosure to explain how you determined to issue 1,040,000 shares to Mrs. Bosquet. Please disclose whether such shares were issued to Mrs. Bosquet as compensation for services and if so, please quantify those services. Please also disclose whether there was a minimum par value paid for the shares. In addition, please revise the Recent Sales of Unregistered Securities section in Part II as applicable.

11.   We note your response to comment 14 in our letter dated December 30, 2010, in which you indicate that when the founders' shares were issued on February 22, 2010, the Company had no assets and therefore the shares had no basis or value. We further note that in May 2010 you issued 360,000 shares of stock valued at $144,000. Please revise your disclosure to indicate how you determined to issue Mr. Wilson and Mr. Kazee 3,600,000 common shares each. Please also disclose if there was a minimum par value paid for the shares. In addition, please revise the Recent Sales of Unregistered Securities section in Part II as applicable.

12.   Please disclose the name of the entity controlled by Joel Wilson and Michael Kazee that entered into the sublet agreement with the registrant. See Item 404(a) of Regulation S-K. Also, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

13.   Please disclose the name of the real estate agency controlled by Michael Kazee that entered into the agreement with the registrant to list and sell several properties owned by the registrant. If determinable, please disclose the total fees that could be paid to the real estate agency under this agreement. Also, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

14.   In regards to the promissory note that the company entered into with Diversified Lending Services LLC, please disclose the largest amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal and interest paid, and the interest rate on the promissory note. See Item 404(a)(5) of Regulation S-K. Also, in the last sentence of the related paragraph, please disclose which company you are referring to that has many shareholders related to Mr. Wilson and Mr. Kazee. In addition, please file the promissory note as an exhibit. See Item 601 of Regulation S-K.

Business, page 37

15.   Please discuss any regulations that affect the company's business.

Properties, page 39

16.   We note your response to comment 16 in our letter dated December 30, 2010. We further note that you have not amended your disclosure to indicate whether you have identified any specific properties for acquisition or lease. We therefore reissue our prior comment. We note you indicate on page 46 that you plan to considerably increase your operating expenses in the future, "particularly expenses in property acquisition, rehabilitation…" Within this section, please disclose whether you have

identified any specific properties for acquisition or lease, as well as the location of any such properties. Please refer to Item 14 of Form S-11.

17.   We note your response to comment 2 in our letter dated December 30, 2010, in which you indicate that you anticipate spending up to $20,000 in labor and materials for the renovation of your property located at 306 McGraw Street. Within this section, please discuss the method of financing to be used for this renovation and briefly describe the nature of the renovation. Please refer to Item 14(d) of Form S-11.

18.   Please revise your disclosure to provide the realty tax rate and an estimate of taxes on the proposed improvements for the property located at 306 McGraw Street. Please refer to Item 15(h) of Form S-11.

19.   Please revise the table to disclose the nature of the company's title in each of the properties. See Item 14(b) of Form S-11.

20.   We note that you have included an estimated value of the properties. Since the properties were recently purchased, please disclose the purchase price for the properties. Also describe in greater detail how management determined the estimated value.

Land Contracts, page 41

21.   We have reviewed your response to comment 18 and your new related disclosure. Please clarify whether Diversified Lending Services, LLC, would be compensated by the registrant in any way in case of a default by one of the purchasers.

22.   Please discuss whether the registrant and Diversified Lending Services LLC have entered into an agreement in regards to the loans by Diversified Lending Services LLC and the cross default with the land contracts. If so, please discuss the material terms of the agreement such as the rights or interests that Diversified Lending Services LLC would have in the properties in the case of default. Please file this agreement as an exhibit. See Item 601 of Regulation S-K.

Selection, Management and Custody of Our Investments, page 42

23.   Please revise your disclosure to provide the information required by Item 24(b) of Form S-11 for each of the affiliated entities you have utilized, or will utilize, for the activities listed in Item 24(a) of Form S-11. Please also refer to Instruction 1 to Item 24 of Form S-11.

Promissory Note with Diversified Lending Services, LLC, page 43

24.   Please discuss the purpose of the note and how the funds from the note were used.

Executive Compensation, page 44

25.   Please discuss the principal terms of your employee stock option plan. See Item 402(o) of Regulation S-K.

Summary Compensation Table, page 44

26.   We note your response to comment 19 in our letter dated December 30, 2010, and we reissue our prior comment in part. We note you indicate that the founders' shares issued to Mr. Wilson and Mr. Kazee were issued at a time when the Company had no assets and therefore the shares had no basis or value. Please revise to discuss whether the shares had any par value.

27.   Please update the summary compensation table. See Item 402(n) of Regulation S-K.

Employment Agreements, page 44

28.   Please revise this section to disclose the amount of base salary per month that each officer will receive. Also discuss the principal terms of each agreement. See Item 402(o)(1) of Regulation S-K.

Plan of Operations, page 45

29.   We note your disclosure that you intend to market properties through independent real estate agents, which appears to contradict your disclosure on page 34 that you engaged 1 Stop Realty and Mortgage Services, LLC, a real estate agency controlled by Mr. Kazee, to list and sell several of your properties. Please revise.

Policies with Respect to Certain Activities, page 49

Investment Policies, page 49

30.   We note your response to comment 2 in our letter dated December 30, 2010, in which you have provided disclosure required by Item 13 of Form S-11. We are unable to locate in the document the information required by Item 13(b) and (c) of Form S-11. Please revise your disclosure to provide this information or tell us where this information is located in the document.

Financial Statements as of and for the three months ended September 30, 2010
Inventory – Residential Properties, page F-6

31.   We have reviewed your response to comment 24 and your revised disclosure, and note that you intend to classify your real property assets as inventory on your balance sheet. We also note from your disclosure on page 49 that your intent is to hold properties for capital appreciation, and from your revised disclosure throughout the document that you intend to sell properties under land contracts, which will be accounted for under the deposit method. Please tell us how you have determined that your real property assets should not be classified as long-term assets on your balance sheet, and depreciated over their usable lives.

Revenue Recognition, page F-7

32.   We note your revised disclosure that sales of properties under land sale contracts will be accounted for under the deposit method and that you will recognize a profit once all the criteria under the accrual method are met. Please clarify what the specific criteria will be for you to recognize profit on a land sale contract under the accrual method. Please cite the appropriate accounting literature in your response.

Item 23. Recent Sales of Unregistered Securities, page II-1

33.   We note your disclosure that the 360,000 shares were issued to Public Financial Services, LLC in exchange for consulting services. Please state the aggregate amount of consideration received by the registrant for these securities. See Item 701(c) of Regulation S-K.

Exhibits

34.   Please file a copy of the land contract as an exhibit. See Item 601 of Regulation S-K.

35.   We note that you have filed several of your exhibits as a series of separate jpeg images, e.g. see exhibits 10.5 and 10.6. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joel Arberman
       Public Financial Services, LLC
       Via *facsimile*: (678) 559-0271